MAIL STOP 3561

January 22, 2008

By U.S. Mail and facsimile to (503) 985-5957

Mr. Bryan L. Timm, Vice President and CFO
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

> **Re: Columbia Sportswear Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 0-23939**

Dear Mr. Timm:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3 – Acquisitions, page 51

1.   We note in your response to prior comment one of our letter dated December 19, 2007 that you believe the acquisition of Pacific Trail, Inc. meets the definition of a business combination in accordance with SFAS 141. Please explain why the

purchase allocation was limited to trademarks and goodwill when it appears you acquired other assets according to your response. In addition, tell us why the notes to the financial statements presented in your FY 06 Forms 10-Q and 10K did not include the information required by paragraphs 51c, 51e, 54 and 58 (Forms 10Q) of SFAS 141 related to this acquisition.

2.   We note that you did not file financial statements for Montrail or Pacific Trail on Form 8-K. Provide the tests of significance for the acquisitions of Montrail and Pacific Trail, and also provide all supporting calculations and assumptions.

3.   We note your response to prior comment three regarding your reference to a third-party valuation. We supplementally advise you that if you intend to incorporate the existing Form 10-K by reference to future registration statements, you will be required to identify the valuation firms in the filings and provide the consents of each named firm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services